SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated January 30, 2026.

Buenos Aires, January 30, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Changes in the Board of Directors of YPF S.A.

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

To that end, the Board of Directors, at its meeting on January 30, 2026, acknowledged receipt of the communication sent by the Class A shareholder, the Argentine National State - Secretariat of Energy - Ministry of Economy, appointing Mr. Manuel Adorni as Director representing Class A Shares. It is hereby noted that Mr. Adorni notified the resignation of his fees.

Furthermore, it is hereby reported that in the same meeting, the Board of Directors accepted the resignations of the Class D Directors, Mr. Eduardo Javier Rodríguez Chirillo and Mr. José Rolandi, both for strictly personal reasons, and the Class D Supervisory Committee appointed Mr. Guillermo Francos and Mr. Martín Maquieyra as Class D Directors.

The appointed directors will hold office until the election of new directors by the Shareholders’ Meeting.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 30, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer